Exhibit 10.12

Summary Sheet for Director Fees

In December 2007, the Compensation Committee determined that the fees payable to directors in 2008 would remain the same as those paid in 2007. Accordingly, for 2008:

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the chairman of the Board will receive an annual retainer of $49,000, the chairman of the Audit Committee will receive an annual retainer of $34,000 and each non-employee member of the Board, other than the chairman of the Board and the chairman of the Audit Committee, will receive an annual retainer of $24,000, in each case payable in quarterly installments.

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each non-employee member of the Board will received $1,000 for each Board meeting attended in person and $500 for each telephonic meeting of the Board attended, and $1,000 for each committee meeting attended in person and $500 for each telephonic meeting of the committee attended of which such non-employee member of the Board is a member; however, no fee will be payable for telephonic board and committee meetings that last less than 30 minutes.

Directors are eligible to receive awards pursuant to the 2006 Equity Incentive Plan. Options are automatically granted to each person who is re-elected or continues as a non-employee director at the annual meeting of shareholders of the Company as follows: the Chairman is granted options to purchase 12,000 shares of common stock and the other non-employee directors each are granted options to purchase 10,000 shares of common stock. The exercise price will be equal to the closing price of the common stock of the Company on the date of the annual meeting. The options will vest in three equal, annual installments beginning one year after the date of grant, except that they will become immediately exercisable upon a “change in control” as defined in the 2006 Equity Incentive Plan or upon the death or disability of the recipient, and will expire ten years after the date of grant, unless terminated earlier by the terms of the option.

Directors are also eligible to participate in the Non-Employee Directors Stock Fee Election Program (the “Program”) under the Company’s 2006 Equity Incentive Plan. The Program gives each non-employee director the right under the Incentive Plan to elect to have some or all of his quarterly director fees paid in shares of the Company’s common stock rather than cash. The minimum amount that can be the subject of such election by a director is 25% of his quarterly director fees. The shares to be issued will be valued based on the last reported sale price of the common stock as reported on The Nasdaq Global Market on the first business day of each calendar quarter when quarterly director fees are paid. The number of shares that will be issued for any such quarterly director fees with respect to which an election is in effect will be equal to the amount of the election divided by the applicable last sale price. No fractional shares will be issued and a director will receive cash in lieu of any fractional shares. That portion of the quarterly director fees for which no election is in effect will continue to be paid in cash. The shares so purchased will be deemed fully vested as of the quarterly payment date.